EX99.2

RESOLUTIONS ADOPTED AT
THE JUNE 18, 2010 MEETING OF
THE BOARD OF DIRECTORS OF
TORTOISE MLP FUND, INC.

Certified Resolutions

The undersigned, as Secretary of Tortoise MLP Fund, Inc. (the “Company”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company, including the directors who are not “interested persons” of the Company, at a meeting of the Board of Directors held on June 18, 2010:

RESOLVED, that the Company’s purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment by the Company of the premium for such coverage, is hereby approved;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to make application for, and maintain fidelity bond coverage for, the Company in the amount of $450,000, or such greater amounts as officers of the Company may from time to time determine in accordance with the provisions of Rule 17g-1 under the 1940 Act, and to present such policy for ratification at the Board meeting following obtaining such fidelity bond coverage;

FURTHER RESOLVED, that the Secretary of the Company is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take or cause to be taken any and all action, to execute and deliver any and all certificates, instructions, requests or other instruments, and to do any and all things that in their judgment, with the assistance of counsel, may be necessary or advisable to effect each of the resolutions adopted to date and to carry out the purposes thereof, and as may be necessary or advisable for the conduct of the business of the Company.

Tortoise MLP Fund, Inc.

Date: August 6, 2010	By:	/s/ Connie J. Savage
Connie J. Savage
Secretary